ATTACHMENT I
                              OAK ASSOCIATES FUNDS

                                   SCHEDULE A
                        TO THE ADMINISTRATION AGREEMENT
                            DATED FEBRUARY 16, 2004
                     AS AMENDED MAY ________________ , 2005

Portfolios:       This Agreement shall apply to all Portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust
                  (collectively, the "Portfolios"):

                           White Oak Growth Stock Fund
                          Pin Oak Aggressive Stock Fund
                         Red Oak Technology Select Fund
                       Black Oak Emerging Technology Fund
                          Live Oak Health Sciences Fund
                            Rock Oak Core Growth Fund
                            River Oak Discovery Fund

Fees: Pursuant to Article 4 the Trust shall pay the Administrator compensation for services rendered to the Portfolios equal to the greater of: (i) an annual rate of .04% on the first $2.5 billion of assets; .03% on the next $2.5 billion of assets; .02% on the next $5 billion of assets and .015% on all assets over $10 billion. The fees are calculated daily per Portfolio and paid monthly, or a Trust level minimum equal to $95,000 annually per each Portfolio, and a $15,000 annual minimum administration fee for additional share classes. The fees are calculated daily and paid monthly. If total complex net assets fall below $5 billion, there is a monthly call allowance of 300 IS calls per $100 million of the monthly average net assets with $5 per call over the monthly allowance to be charged as a fund expense and 400 IVR calls per $100 million of the monthly average net assets with $5 per call over the monthly allowance to be charged as a fund expense.

Term: This Agreement shall remain in effect until April 1, 2007, (the "Initial Term") and, thereafter, for successive Renewal Terms of two years each, unless and until this Agreement is terminated in accordance with the provisions of Article 10 hereof.